PINE VALLEY ANNOUNCES THIRD QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, February 13, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) announces its results for the three months ended December 31, 2005.  The Company’s unaudited consolidated financial statements and its management’s discussion and analysis (“MD&A”) are available under the company profile on SEDAR at www.sedar.com or may be accessed through the Company web site at www.pinevalleycoal.com.

Graham Mackenzie, President & Chief Executive Officer of Pine Valley will host a conference call and webcast to discuss the quarterly results on Tuesday, February 14, 2005 at 8:00 a.m. PST.  The call can be accessed by calling the operator at 416-695-5261 or toll free on 1-866-902-2211 prior to the scheduled start time. A playback version of the call will be available for two weeks up to February 28, 2006 at 416-695-5275 or North America toll free 1-888-509-0081.

Highlights of Third Quarter Results

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Revenues from coal sales for the quarter ended December 31, 2005 were $7.811 million, representing 66,307 tonnes of pulverized coal injection (“PCI”) metallurgical coal product at an average price of $117.80 (US$101.55) per tonne.

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The Company produced 134,407 tonnes of PCI product. Cash cost of production for product coal to the port was $79.31 per tonne.

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Operating profit for the quarter was $1.190 million and negative cash flows of $3.792 million were realized from mining activities.

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Net loss for the quarter was $0.579 million or $0.01 per share.

Summary

Presented in accordance with Canadian GAAP (unaudited)

	Three Months Ended December 31		Nine Months Ended December 31
(Thousands of dollars, except per unit amounts)	2005	2004	2005	2004
Statement of operations
Revenues	$ 7,811	$ 9,189	$ 41,242	$12,452
Income before undernoted items	$ 1,190	$ 1,194	$ 6,690	$ 1,855
(Loss) income before other income (expenses) and income taxes	$ (545)	$ 587	$ 2,318	$ (33)
Foreign exchange and derivatives gain	$ 124	$ 1,302	$ 1,468	$ 2,344
Interest and financing	$ (552)	$ (233)	$(1,583)	$ (435)
Future income taxes recovery (expense)	$ 568	$ -	$ (614)	$ -
Net (loss) income	$ (579)	$ 1,664	$ 1,282	$ 1,888

Basic and diluted (loss) income per share	$ (0.01)	$ 0.03	$ 0.02	$ 0.03

Volumes and prices – Non GAAP statistics (unaudited)

Coal production (tonnes)	134,407	137,316	543,593	223,567
Coal sales (tonnes)	66,307	146,203	446,178	192,279
Average US$ coal price (per tonne)	$ 101.55	$51.97	$ 76.53	$ 52.83
Average CDN$ coal price (per tonne)	$ 117.80	$62.85	$ 92.43	$ 64.76

Balance Sheet	December 31, 2005		March 31, 2005
Total assets	$ 83,800		$ 59,856
Total liabilities	$ 36,470		$ 31,579
Shareholders’ equity	$ 47,330		$ 28,277

Results of Operations

The Company realized revenues from coal sales for the quarter ended December 31, 2005 of $7.811 million representing 66,307 tonnes of PCI coal product at an average sales price of $117.80 (US$101.55) per tonne.  Net loss for the period was $0.579 million.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $79.31 (compared to $61.72 and $61.74 for each of the two preceding quarters respectively). To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the period ended December 31, 2005 is provided in the table below:

Non-GAAP production statistics (unaudited)

	Nine Months Ended	Three Months Ended
(Thousands of dollars, except per unit amounts)	December 31, 2005	December 31, 2005	September 30, 2005	June 30, 2005

Coal sales (tonnes)	446,178	66,307	199,564	180,307
Product coal produced (tonnes)	543,593	134,407	202,919	206,267

Mining and transportation costs	$ 30,033	$ 5,464	$12,905	$ 11,664
Less: Selling costs included in mining and transportation	$ (1,325)	$ (206)	$ (587)	$ (532)
Mining, transportation and port receiving costs	$ 28,708	$ 5,258	$12,318	$ 11,132

Mining, transportation and port receiving costs (per tonne)	$ 64.34	$ 79.31	$ 61.72	$ 61.74

Total cost of operations for the quarter ended December 31, 2005, was $6.621 million compared to $7.995 million for the quarter ended December 31, 2004. Coal mining operations and sales commenced during the second half of the 2004 calendar year and during much of the prior comparable period, there was very little infrastructure in place at the Willow Creek Mine. Accordingly, the Company believes that comparisons of costs per tonne during the current period to costs per tonne for the three months ended September 30, 2005 are more appropriate. The Company’s mining, transportation and port receiving cost per tonne for the three months ended December 31, 2005 increased to $79.31 (as described above) from $61.72 for the three months ended September 30, 2005.

This increase is attributable to the following significant factors:

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The Company incurs a number of direct costs such as road maintenance, environmental monitoring and labour and maintenance for the processing facilities. The production cost on a per tonne basis relating to these expenses increased by $8 as coal sales in the quarter ended December 31, 2005 were 66,307 tonnes compared to sales volumes of 199,564 tonnes for the quarter ended September 30, 2005.

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As part of the ongoing negotiations with the Company’s mining contractor (Tercon Construction Ltd.) revised coal and waste mining rates became effective in September 2005. These revised rates contributed to an increase of approximately $6 per tonne for coal sold in the quarter ended December 31, 2005 compared to the immediately preceding quarter.

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Average strip ratios relating to the quarter ended September 30, 2005 were 7.82:1 compared to 8.43:1 for the quarter ended December 31, 2005. The impact of these higher strip ratios amounted to an increased cost per tonne of approximately $3 for the December 31, 2005 quarter. Strip ratios have been running at higher than anticipated levels over recent periods due to an anticline roll in a PCI coal seam that required additional overburden removal.

There was no significant fluctuation in fuel surcharges incurred by the Company in the quarter ended December 31, 2005, relating to both the rail and services provided by the Company’s mining contractor. These surcharges reflect the continued high commodity cost of oil in world markets. The total fuel surcharge costs in the quarter ended December 31, 2005 amounted to $3.84 per tonne of product coal sold compared to $3.20 per tonne for the three months to September 30, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.

Significant other expenses during the quarter included $0.552 million interest and financing charges and salaries and stock-based expense of $0.953 million, of which stock-based compensation expense was $0.734 million. In addition, the Company has recognized a future income tax recovery of $0.568 million, based on the estimated marginal tax rate at which the Company expects to pay taxes for the 2006 fiscal year. As a result of the foregoing, and other corporate expenses, the Company realized a consolidated net loss of $0.579 million for the quarter.

Construction of coal preparation plant

Commissioning of the coal preparation plant commenced on October 10, 2005 and was finalized in December 2005. The total cost of the plant and related additions as capitalized at December 31, 2005 is as follows:

Component	Cost (’000s)

Building	$ 4,122
Equipment	4,296
Engineering	2,091
Tailings pond	756
Water	273
Capitalized interest	693
TOTAL	$12,231

The major elements for construction of the plant, as previously announced, had been awarded to the Sedgman Group of Companies (“Sedgman”) for a contracted cost of US$8.456 million ($9.809 million at an exchange rate of 1.16 Canadian to the $1.00 US), inclusive of the maximum achievable bonus for early completion. The actual Sedgman amount included in the costs above was US$8.144 million.

The total budgeted cost for the coal preparation plant was $11.7 million (excluding capitalized interest charges). The Company estimates that an additional $0.175 million will be incurred subsequent to December 31, 2005 such that the total expenditure will be approximately $12.406 million.

With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to meet its planned production of approximately 1.0 to 1.4 million tonnes for the year commencing April 1, 2006. The achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed later in the “Outlook” section.

Exploration of Pine Pass Property

As previously announced, in May 2005, the Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value.  The budget assigned to the initial phase of the drill program was $2.75 million and as of December 31, 2005, $2.687 million had been incurred. An additional $0.751 million has been expended on the property to obtain the necessary permits, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Final drilling was completed in early November 2005 and the Company is now working to obtain a more detailed reserves definition for Pine Pass and a possible mine plan should results from the drilling analysis be favourable. The Company will also be required to perform extensive environmental analysis and apply for a mine permit. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Willow Creek Reserves

On July 29, 2005, the Company filed a Technical Report, prepared by Norwest Corporation, on SEDAR indicating total resources of 12.624 million tonnes of measured and indicated in place low to medium volatile bituminous coal. In October 2005, the Company performed additional drilling at the Willow Creek Mine to provide additional data and assist in amending the five-year mine plan to enhance mining efficiencies. The work performed on updating the Company’s five-year mine plan was overseen by Mr. Roy Fougere, P.Eng., the Chief Mining Engineer at Falls Mountain Coal Inc., the Company’s wholly-owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity.

The results of this analysis were recently completed and provided the following updated indications with regard to mining activities at the Willow Creek Mine:

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Strip ratios for the three months ending March 31, 2006 will be approximately 8.0:1.

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Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 5.2:1.

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Total PCI coal resources have been reduced by 1.231 million tonnes as a result of thinner intersections and more separable partings in the Company’s 7 Seam than were originally detected.

The Company, under the supervision of Mr. Fougere, is currently also investigating additional mineral deposits of medium volatile coking coal at its Willow Creek Mine site. Based upon a review of the existing individual pit designs, for which measured and indicated reserves have been reported, the Company believes there is potential to modify the pit boundaries to increase the volume of coking coal recovered. This would provide additional tonnage of Seams 1 to 4 which are the coking seams currently being mined by the Company.

The additional indicated resource is approximately 1.8 million tonnes based upon past exploration and testing. The existence of the additional tonnage relies on continuation of the coal seam structure and quality, and the application of an economic evaluation, which is presently being undertaken by the Company’s outside consultants working under Mr. Fougere’s supervision. At the present time, the indicated resource is not classified as a mineral reserve as the Company has to confirm its economic viability. Any determination of additional reserves will depend on the outcome of the current work and analysis now being performed.

Graduation to the TSX

On December 22, 2005 the Company commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol PVM. The Company de-listed from the TSX Venture Exchange on December 21, 2005. A total of 85,643,145 common shares of the Company were listed on the TSX, of which 75,702,878 were available for trading with 9,940,267 common shares reserved for future issue.

Financing

During the quarter ended December 31, 2005, the Company closed a brokered private placement through a syndicate of agents led by RBC Capital Markets (“RBC”) and including Salman Partners Inc. and Sprott Securities (the “Agents”). The Company issued a total of 4,055,000 units at a price of $2.50 per unit. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. The full amount of the proceeds received was assigned to the common shares and $Nil value to the warrants. In connection with the private placement, a cash commission of 6.5% was paid to the Agents.

The equity capital raised will be used to provide additional working capital and was required as a result of the previously announced decision by the Company’s customers to delay shipments during the quarter under review.

The Company also entered into a third amendment with The Rockside Foundation (“Rockside”) whereby the repayment terms of the Rockside loan were extended from February 6, 2006 to June 30, 2006. Interest on the loan will continue to be paid at the rate of 12% per annum during the extension period, with no bonus shares being issued.

Liquidity, Financial Condition and Capital Resources

As at December 31, 2005, the Company had cash of $2.563 million and a working capital deficiency of $9.632 million compared to cash and a working capital deficiency of $7.362 million and $11.351 million at September 30, 2005 respectively.

The Company’s improved working capital position at December 31, 2005 resulted from the receipt of $9.34 million in net proceeds from a private placement of equity securities completed in December 2005. The Company determined to engage in the private placement in order to address its need for additional working capital resulting from customers’ deferral of shipments during the months of October and November 2005.

The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine. During the quarter ended December 31, 2005 a third amendment to the agreement with Rockside was entered into whereby the due date for repayment of the loan was extended from February 6, 2006 to June 30, 2006. During the extension period interest will be paid at a rate of 12% per annum with no bonus shares being issued (compared to the rate up to November 29, 2005 of 10% per annum plus bonus shares up to 10% of the value of the loan).

The Company increased the quantity of inventory on hand as at December 31, 2005 compared to prior periods. This has resulted in increased working capital requirements and is the most significant contributing factor to the $5.151 million cash outflows related to working capital items for the period ended December 31, 2005 compared to $0.287 million for the equivalent prior year period.

Operating activities produced a negative cash flow of $3.792 million for the three months ended December 31, 2005 compared to a cash inflow of $1.394 million in the same prior year period.  This arose as a result of the Company increasing inventory during the current period while sales were lower than in prior quarters.  Financing activities provided net cash inflows of $7.771 million for the quarter which included proceeds derived from the issuance of capital stock following a private placement in December 2005. Net loan payments of $1.547 million were made on the Royal Bank operating line.  For the nine months to December 31, 2005, the Company incurred cash expenditures of $0.431 million related to fees incurred negotiating with financial institutions for an operating line of credit. The Company continued to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $8.825 million for the quarter.

The result of these cash flows was a decrease in cash for the quarter ended December 31, 2005 of $4.799 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely as we continue to complete the infrastructure at the Willow Creek mine and finalize payments for construction of the coal preparation plant. The Company is also closely following current market conditions – discussed in the “Outlook” section below – to ascertain the effect of anticipated commodity prices for coal sales in the 2007 fiscal year and the effect this will have on production levels and product mix.

To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

There can be no assurance that such financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Outlook

Sales and Marketing Initiatives

The Company has, and continues to, place increased emphasis on its coking coal reserves and their development for sales in the upcoming coal fiscal year which commences on April 1, 2006. Accordingly, beginning in late October 2005 the Company began the initial overburden removal on its coking coal seams. This has enabled the Company to extract a small amount of coking coal to wash in production mode, perform sampling analysis and provide drum samples to current and interested prospective customers.   A number of steel mills have now received the coking coal samples and will perform their own internal analysis and quality evaluation.  Concurrently, the Company continues to pursue negotiations with these steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year.

The fourth quarter of the fiscal year is typically the period during which pricing and volume negotiations take place between steel manufacturers and coal producers. Current indications are that although coking coal prices will remain strong, there will likely be a softening in the market for PCI coal prices for the coal year commencing April 1, 2006 through March 31, 2007. Reported settlements appear to indicate that the contracted price for low-volatile PCI coal is likely to be in the mid to high US$60 range while coking coal settlements have been noted in the range of US$90-115 depending upon the individual specifications for the coking coal. Based on the outcome of the current pricing discussions, the Company will work to optimize the product mix that it intends to produce and sell during its 2007 fiscal year so as to meet current committed tonnage obligations for PCI coal and to maximize sales of coking coal.

Following the requests by customers to delay shipments in October and November as a result of their over-committing to coal suppliers for the current fiscal year, the Company recommenced shipments in December 2005. Current indications remain that these steel mills will be unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, the majority of remaining tonnages are expected to be carried over to the next fiscal year at the current year prices.

The Company is currently anticipating that sales for the three month period ended March 31, 2006 will be approximately 210,000 tonnes (with regard to PCI product). This is reduced from the previous estimate of 350,000 tonnes largely for three reasons:

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Coking coal production was delayed which pushed back the schedule to ship samples to customers for evaluation, and consequently hampered the ability to arrange for trial cargos in the last quarter.

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Given that the Company has not yet produced a commercial quantity of coking coal, customers are awaiting the price settlements from current negotiations before scheduling any shipments.

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Customers have limited ability to take coking coal in February/March as they are committed to fulfilling other suppliers’ contracts.

The estimated carryover tonnage from the current fiscal year will be subject to current negotiations regarding sales price, product mix and volumes for the coming year but is estimated to be approximately 210,000 tonnes, such sales to be made in the Company’s 2007 fiscal year. Typical in the coal industry, sales contracts include a +/- 10% purchase option which the purchaser has the right to exercise with regard to the volumes shipped. The Company’s estimate as to carryover tonnage from the current year is based upon the assumption that its customers will declare their contracts at 90% of the contracted volume (i.e. by exercising the above-mentioned clause). Negotiations for next years sales contracts will include consideration of both volume and price of carryover as well as expected volumes and prices for the new year. It is considered likely that the carryover tonnes will replace some additional new tonnage that current customers may have contracted to in the 2007 fiscal year. Accordingly, the Company is continuing its marketing efforts to diversify its customer base and broaden its markets for the placement of Willow Creek coal.

Effective February 27, 2006, Mr. Robert W. (Bob) Bell will commence employment with the Company as Executive Vice President and Chief Operating Officer. Mr. Bell joins the Company from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry and will be leading the Company’s marketing initiatives, particularly with regard to the placement of the Company’s coking coal product.

Production

In response to the current shipment schedule and the uncertainty regarding the final commodity price for next year, the Company continues to revise its forecast production levels. For the year ending March 31, 2006 it is anticipated that total production will amount to 0.82 million tonnes with focus being to supply planned PCI shipments and develop coking coal for delivery early in the new fiscal year. In order to secure sufficient storage capacity the Company has begun shipping through Ridley Terminals in Prince Rupert in addition to Neptune Terminals in North Vancouver. The first customer shipment through Ridley Terminals was made early in January 2006.  This additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.

Production for the three month period ended March 31, 2006 is currently anticipated at 240,000 tonnes. This amount has been reduced from previous estimates as the Company strives to minimize working capital requirements and to match production to the sales requirements and obligations as requested by customers. The Company currently anticipates that strip ratios relating to coal sales in the quarter ending March 31, 2006 will remain at the current elevated levels of approximately 8.0:1. Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 5.2:1 which will cause mining costs to reduce for the Willow Creek Mine site. It is further anticipated that strip ratios will continue to decrease over the life of the mine.

The Company believes that the market for both PCI and coking coal is changing and accordingly, will look to produce a suitable mix of these products as part of its production plans for the year commencing April 1, 2006. With the completion of the coal preparation plant, the Company now has flexibility to produce proportionally greater or lesser amounts of PCI and coking coal to meet production targets, serve customer needs and maximize return on its assets. The exact amounts of PCI and coking coal to be produced in the next fiscal year will be influenced by the aforementioned considerations and will be determined in the next few months. Overall, the Company plans to produce approximately 1.0 to 1.4 million tonnes of coal split between both PCI and coking coal in its 2007 fiscal year, the final amounts being determined with regard to both market conditions and the Company’s cost structure.

In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company currently anticipates having all required information completed and with the regulators by the end of February 2006.

As disclosed in Note 1 to the unaudited consolidated financial statements for the three and nine months ended December 31, 2005, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to achieve and maintain profitable operations.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2005.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

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Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development
and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com